Exhibit 4.8

ADDENDUM TO PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

This Addendum (this “Addendum”) is made as of September 25, 2026, by and between BUUU Group Limited (the “Company”) and the purchaser identified on the signature page hereto (the “Purchaser”), and amends that certain Private Placement Subscription Agreement dated September 3, 2026 (the “Agreement”) between the Company and the Purchaser.

1.	Amendment to Closing Date.

Section 4.1 of the Agreement is hereby amended and restated in its entirety as follows:

“Completion of the sale of the Purchaser Units, including the payment of the subscription hereunder by the Purchaser (any such completion, a ‘Closing’), shall occur no later than forty-five (45) business days from the date of this Agreement based on the U.S. federal holiday schedule (the ‘Closing Date’). The Company may, at its discretion, elect to close the Offering in one or more closings, in which event the Company may agree with one or more of the Purchasers (including the Purchaser hereunder) to complete delivery of the Ordinary Shares and Purchaser Warrants to such Purchaser(s) against payment therefor at any time on or prior to the latest permissible Closing Date as amended herein.”

2.	No Other Amendments.

Except as expressly amended by this Addendum, all terms and conditions of the Agreement shall remain unchanged and in full force and effect.

3.	Counterparts.

This Addendum may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Delivery by electronic signature or PDF shall be deemed effective execution and delivery.

[Signature page to follow]

IN WITNESS WHEREOF, the parties have executed this Addendum as of the date first written above.

BUUU GROUP LIMITED

By:	/s/ Poon Wai Kwong
Name:	Poon Wai Kwong
Title:	Executive Director and CEO

AO Mio Leong

By:	/s/ AO Mio Leong
Name:	AO Mio Leong